UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 25, 2006

Commission File Number: 000-05787

PowerDsine Ltd. (Translation of registrant's name into English)

1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F ☐	Form 40-F ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On October 24, 2006, PowerDsine Ltd. (“PowerDsine”) and Microsemi Corporation (“Microsemi”) issued a joint press release (the “Press Release”) announcing that PowerDsine, Microsemi, and Pinnacle Acquisition Ltd, a wholly-owned subsidiary of Microsemi (“Merger Sub”), had entered into an Agreement and Plan of Merger, dated as of October 24, 2006 (the “Merger Agreement”), pursuant to which Merger Sub would merge (the “Merger”) with and into PowerDsine, with PowerDsine surviving as a wholly-owned subsidiary of Microsemi.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of both companies, upon the completion of the Merger, each PowerDsine shareholder will receive $8.25 per share in cash and 0.1498 shares of Microsemi common stock for each share of PowerDsine common stock. Subject to obtaining a ruling from the Israeli tax authority, PowerDsine stock options will convert upon completion of the Merger into the right to receive cash and shares of Microsemi common stock in respective amounts as would have been exchanged at the time of the Merger for the number of shares of PowerDsine common stock into which such options were exercisable, retaining both the aggregate exercise price and the vesting schedule of the PowerDsine stock option. If the tax ruling is not obtained, PowerDsine stock options will convert upon completion of the Merger into the right to receive only shares of Microsemi common stock, based on an exchange ratio of the value of PowerDsine shares to the value of Microsemi shares.

The Merger Agreement contains customary representations, warranties and covenants of Microsemi and PowerDsine, including, among others, a covenant by PowerDsine to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain kinds of transactions during such period. The board of directors of PowerDsine has adopted a resolution recommending the requisite approval of the Merger by its shareholders, and has agreed to hold a shareholder and any necessary creditor meetings to consider and vote upon the transactions contemplated by the Merger Agreement. PowerDsine has also agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or an agreement concerning or provide confidential information in connection with any proposals for alternative business combination transactions.

Consummation of the Merger is subject to conditions, including, among others, (i) approval of the Merger by an Israeli court (which approval can only occur after the shareholders and creditors of PowerDsine approve the Merger in accordance with Section 350 of the Israeli Companies Law), (ii) receipt of certain regulatory approvals, (iii) the absence of any law or order prohibiting the closing or any proceeding by any governmental authority challenging the closing, (iv) subject to an overall material adverse effect qualification on most representations and warranties, the accuracy of the representations and warranties of the other party at the time of execution of the Merger Agreement and the time of the Merger, and (iv) compliance in all material respects by the other party with its covenants.

The Merger Agreement contains certain termination rights for both Microsemi and PowerDsine and further provides that, upon termination of the Merger Agreement under specified circumstances, PowerDsine may be required to pay Microsemi a termination fee of $8,600,000.

Voting Agreements

Concurrently with entering into the Merger Agreement, the directors and executive officers and certain shareholders of PowerDsine entered into Voting Agreements with Microsemi (the “Voting Agreements”) pursuant to which they agreed to vote their shares of PowerDsine (i) for the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the transactions contemplated by the Merger Agreement, or that would inhibit the timely consummation of those transactions, and (iii) except for the Merger, against any alternative business combination transaction, or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of PowerDsine or its subsidiaries not permitted pursuant to the Merger Agreement.

Affiliate Agreements

Concurrently with execution of the Merger Agreement, certain affiliates of PowerDsine entered into Affiliate Agreements (the “Affiliate Agreements”) pursuant to which such affiliates agreed not to make any sale, transfer or other disposition of Microsemi securities that they receive as a result of the Merger in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Copies of the Press Release, the Merger Agreement, the form of Voting Agreement and the form of Affiliate Agreement are attached as exhibits hereto and are hereby incorporated into this report by reference. The foregoing description of the Merger Agreement, the Voting Agreements and the Affiliate Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of those agreements. However, readers are cautioned that the copy of the Merger Agreement included with this document is not intended to provide security holders with information concerning the condition (financial or otherwise) of any of the parties to the Merger Agreement. Specifically, although the Merger Agreement contains various representations and warranties of the parties, those representations and warranties were negotiated between the parties with the principal purpose of providing the conditions under which they would remain obligated to proceed with the merger in the event circumstances differ from those stated in the representations and warranties (subject to the disclosures and other qualifications that have been negotiated in the Merger Agreement). In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Accordingly, readers should not look to or rely on such representations and warranties for information about the parties to the Merger Agreement.

PowerDsine expects to disseminate to its shareholders a proxy statement in connection with the meeting at which PowerDsine’s shareholders will be asked to approve the proposed merger. PowerDsine’s shareholders are urged to read the proxy statement, when it becomes available, because it will contain important information. PowerDsine’s shareholders will also be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC’s website at http://www.sec.gov.

Exhibits:

Exhibit 1	Press Release dated October 24, 2006.
Exhibit 2	Agreement and Plan of Merger, dated as of October 24, 2006 among PowerDsine Ltd., Microsemi Corporation, and Pinnacle Acquisition Ltd.
Exhibit 3	Form of Voting Agreement.
Exhibit 4	Form of Affiliate Agreement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.

By: /s/ Name: Igal Rotem Title: CEO

Date: October 25, 2006

Exhibit Index

Exhibit 1	Press Release dated October 24, 2006.
Exhibit 2	Agreement and Plan of Merger, dated as of October 24, 2006 among PowerDsine Ltd., Microsemi Corporation, and Pinnacle Acquisition Ltd.
Exhibit 3	Form of Voting Agreement.
Exhibit 4	Form of Affiliate Agreement.